Filed by Qell Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and
deemed filed pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Subject Company: Lilium GmbH
Commission File No. 001-39571

HONEYWELL, PALANTIR AND CUSTOMCELLS PARTNER VIDEO
01/08/2021

DURATION: 03:38

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MIKE MADSEN

PRESIDENT AND CEO

HONEYWELL AEROSPACE

MIKE MADSEN

I’m Mike Madsen, President and CEO of Honeywell Aerospace.

Honeywell’s role in this partnership goes far beyond selling systems to Lilium. We’re really a partner with Lilium. The exciting thing about the partnership is it brings together Lilium’s innovative vehicle design with Honewell’s expertise in both state of the art avionics systems and fly by wire flight controls.

By having these systems working together and designed as a system, we’re going to reduce the certification schedule, risk, and cost.

We’re excited to work with Lilium, there’s a number of reasons why. First of all: the vehicle design. It brings inherent redundancy to the system, which we know is going to enable safety and simplify the certification eﬀorts. Second: the Lilium team has a great deal of experience. They are really industry experts from all across aerospace. They’re also innovative and agile. I think we’re going to learn a lot from working with Lilium in this partnership together.

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SHYAM SANKAR

CHIEF OPERATING OFFICER

PALANTIR TECHNOLOGIES

SHYAM SANKAR

I’m Shyam Sankar, Palantir’s Chief Operating Oﬃcer.

Palantir builds operating systems for the modern enterprise, we help institutions bring intelligence to their decision making. We’re going to be working with Lilium across the full value chain to help them integrate data to more quickly develop, test and build these revolutionary e VTOL aircraft.

At Palantir, we’ve spent the last fifteen years and nearly three billion dollars in R&D, and we are so excited that Lilium’s going to be able to take advantage of all that investment to leapfrog as they reach maturity.

Palantir is going to help Lilium to build these aircraft in an entirely new way. To build it data first, and build that into the operations, the performance, the comfort, the safety and revolutionise actually how they manufacture and deliver these aircraft.

Personally, I could not be more excited to be working with Lilium, and the great folks there. A lot of these folks, including Yves, we have a lot of experience working in the trenches, solving problems together, in prior roles, and the chemistry was exciting, the collaboration was phenomenal, we look forward to doing that and so much more together at Lilium.

Urban air mobility is so exciting. It’s so rare to get the opportunity to participate in a potential transformation to how we all travel.

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LEOPOLD KONIG

CEO CUSTOMCELLS

LEOPOLD KONIG

My name is Leopold König I am the founder of Customcells

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BENNO LEUTHNER

HEAD OF PROJECT PLANNING CUSTOMCELLS

BENNO LEUTHNER

My name is Benno Leuthner and I’m responsible for project planning and sales at Customcells.

LEOPOLD KONIG

When we founded the company, we saw a gap in the industry: most companies are mass market driven, and we decided that with our battery company, we are going to focus the production of high quality cells and focus the technology and the application of our clients.

BENNO LEUTHNER

Customcells is very good in the scale up, but also the industrialisation of new technologies and new production processes.

Lilium brings the IP for the technology into this cooperation and we do the industrialisation and production of these lithium ion cells

LEOPOLD KONIG

Customcells is a technology driven company, and in the last three years we established a production line, a pilot production for aviation cells. It was a logical step for us to partner with Lilium.

BENNO LEUTHNER

We think it’s a perfect fit between Lilium and Customcells, due to we have the same thinking about the new technology, but also about the next steps we want to do together.

LEOPOLD KONIG

They have the right mindset in the company, they have the right people to achieve their goals, and we are basically fighting the same fight.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium’s, Qell’s and Lilium N.V.’s  proposed business and business model, the markets and industry in which Lilium, Qell and Lilium N.V. (collectively, the “Lilium Group”) intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business and Lilium N.V.’s officers and directors. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group will operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to, the following risks: (i) the business combination with Qell may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the business combination may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the impact of COVID-19 on Lilium’s business or the business combination; (v) the Lilium Group’s ability to implement business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities after the completion of the proposed business combination; (vi) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so; (vii) the Lilium Group’s inability to secure or protect its intellectual property; (viii) the effect of the announcement or pendency of the proposed business combination on Lilium Group’s business relationships, performance and operations generally; and (ix) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. A further list and description of risks, uncertainties and other matters can be found in the Registration Statement (as defined below), including those risks outlined in “Risk Factors,” and in subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to Lilium or any person acting on its behalf are expressly qualified in their entirety by this cautionary statement.

Important Information About the Business Combination and Where to Find It

A full description of the terms of the business combination is provided in the registration statement filed with the SEC by Lilium B.V. (as amended from time to time, the “Registration Statement”), which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that includes a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell to vote on the business combination. Qell urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Qell, Lilium and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of Qell as of a record date to be established for voting on the business combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement may also be obtained, without charge, on the SEC’s website (www.sec.gov).

Participants in the Solicitation Process

Qell, Lilium, Lilium N.V. and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Qell has been filed in the Registration Statement, which includes the proxy statement/prospectus, for the proposed business combination and is available, without charge, at www.sec.gov.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This document shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.